

February 14, 2014

Via E-mail
Betty Ann Harland
Chief Executive Officer
Global Earth Energy, Inc.
1213 Culberth Drive
Wilmington, NC 28405

> **Re: Global Earth Energy, Inc.**
> **Information Statement on Schedule 14C**
> **Filed January 28, 2014**
> **File No. 000-31343**

Dear Ms. Harland:

We have reviewed your filing and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter within ten business days by amending your filing, by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your filing and the information you provide in response to these comments, we may have additional comments.

General

1.   We note your disclosure on page 4 that, "our Board has plans to issue or use our newly authorized shares of common stock to satisfy current obligations with respect to the conversion of various promissory notes into shares of common stock and in connection with the issuance of shares of our common stock pursuant to our stock plans." Please revise your disclosure, where applicable:

- To provide the information required by Item 11 of Schedule 14A with respect to the stock plans; and

- To provide the information required by Item 12 of Schedule 14A with respect to the conversion of the promissory notes.

Refer to Note A to Schedule 14A.

Betty Ann Harland
Global Earth Energy, Inc.
February 14, 2014
Page 2

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In responding to our comments, please provide a written statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please contact Folake Ayoola, Attorney Advisor, at (202) 551-3673 or me at (202) 551-3233 with any other questions.

Sincerely,

/s/ Tom Kluck

Tom Kluck
Legal Branch Chief

cc: Richard W. Jones
Jones & Haley, P.C.